CUSIP No. 975515 10 7                                         Page 1 of 8 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                          Winstar Communications, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   975515 10 7
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                                 (CUSIP Number)

Welsh, Carson, Anderson                  William J. Hewitt, Esq.
  & Stowe                                Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500              Maynard & Kristol
New York, New York  10022                45 Rockefeller Plaza
Attention: Jonathan Rather               New York, New York  10111
Tel. (212) 893-9500                      Tel. (212) 841-5700

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 6, 2000
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

[FN]

--------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 975515 10 7                                         Page 2 of 8 Pages


1)   Name of Reporting Person                         Welsh, Carson,
     and I.R.S. Identification                        Anderson & Stowe VIII,
     No. of Above Person, if                          L.P.
     an Entity (Voluntary)
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2)   Check the Appropriate Box                             (a) [X]
     if a Member of a Group                                (b) [ ]
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3)   SEC Use Only
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4)   Source of Funds                                       WC
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5)   Check if Disclosure of
     Legal Proceedings Is                             Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
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6)   Citizenship or Place
     of Organization                                       Delaware
-------------------------------------------------------------------------------
Number of                           7)   Sole Voting       8,144,382  shares of
Shares Beneficially                      Power             Common Stock
Owned by Each                                              (issuable upon
Reporting Person                                           conversion of
                                                           preferred stock)
                                    -------------------------------------------
                                    8)   Shared Voting
                                         Power                   -0-

                                    -------------------------------------------
                                    9)   Sole Disposi-     8,144,382 shares of
                                         tive Power        Common Stock
                                                           (issuable upon
                                                           conversion of
                                                           preferred stock)
                                         --------------------------------------

                                    10)  Shared Dis-
                                         positive Power          -0-

                                    -------------------------------------------
11)  Aggregate Amount Beneficially                         8,144,382 shares of
     Owned by Each Reporting Person                        Common Stock
                                                           (issuable upon
                                                           conversion of
                                                           preferred
                                                           stock)

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12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

-------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                        8.1%
     Amount in Row (11)

-------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                                PN


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CUSIP No. 975515 10 7                                         Page 3 of 8 Pages


1)   Name of Reporting Person                         WCAS Information
     and I.R.S. Identification                        Partners, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                             (a) [X]
     if a Member of a Group                                (b) [ ]
-------------------------------------------------------------------------------
3)   SEC Use Only

-------------------------------------------------------------------------------
4)   Source of Funds                                       Not Applicable

-------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                                  Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                       Delaware

Number of                           7)   Sole Voting       23,188 shares of
Shares Beneficially                      Power             Common Stock
Owned by Each                                              (issuable upon
Reporting Person                                           conversion of
                                                           preferred stock)
                                    -------------------------------------------
                                    8)   Shared Voting
                                         Power                   -0-

                                    -------------------------------------------
                                    9)   Sole Disposi-     23,188 shares of
                                         tive Power        Common Stock
                                                           (issuable upon
                                                           conversion of
                                                           preferred stock)

                                         --------------------------------------
                                    10)  Shared Dis-
                                         positive Power          -0-

                                    -------------------------------------------
11)  Aggregate Amount Beneficially                         23,188 shares of
     Owned by Each Reporting Person                        Common Stock
                                                           (issuable upon
                                                           conversion of
                                                           preferred stock)

-------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

-------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                        less than 0.1%
     Amount in Row (11)

-------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                                      PN



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CUSIP No. 975515 10 7                                         Page 4 of 8 Pages



                        AMENDMENT NO. 1 TO SCHEDULE 13D
                        -------------------------------

          Reference is hereby made to the statement on Schedule 13D filed on February 11, 2000 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

          Item 2 is hereby amended to remove Andrew M. Paul and Laura VanBuren as Managing Members of VIII Associates.

Item 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.
         --------------------------------------------------

          Item 3 is hereby amended by adding the following thereto:

          On December 6, 2000, WCAS VIII acquired 66,137 shares of the Issuer's Series H Senior Cumulative Participating Convertible Preferred Stock ("Series H Preferred") and warrants to purchase 1,124,329 shares of Common Stock (the "Warrants") pursuant to a Securities Purchase Agreement dated as of November 7, 2000 among the Issuer and Winstar Credit Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer, and the purchasers named therein, including WCAS VIII (the "Series H Purchase Agreement"), for an aggregate purchase price of $66,137,000. The source of funds for such purchase was the working capital, or funds available for investment, of WCAS VIII. The Series H Purchase Agreement is incorporated herein as Exhibit A by reference to Exhibit
4.1 to the Issuer's Amendment No. 1 to Form 8-K on Form 8-K/A dated November 7, 2000 and filed with the Securities and Exchange Commission on November 17, 2000 (the "Form 8-K/A"), and any description thereof is qualified in its entirety by reference thereto. The managing members of VIII Associates also acquired an aggregate 2,642 shares of Series H Preferred and 44,912 Warrants pursuant to the Purchase Agreement. Each share of Series H Preferred is convertible into Common Stock at any time at the option of the holder thereof at an initial conversion price of $25.00 per share, subject to certain adjustments in the event of certain circumstances described in the Certificate of Designations, Preferences and Rights of the Series H Preferred (the "Series H Certificate of Designations"). The Form of Series H Certificate of Designations is incorporated herein as Exhibit B by reference to Exhibit 4.2 to the Form 8-K/A, and any description thereof is qualified in its entirety by reference thereto.

          As further described in the Certificate of Designations and Series H Certificate of Designations , if cash dividends are to be paid on the Common Stock, the holders of Series G Preferred and Series H Preferred are entitled to receive such cash dividends on an as-converted basis. In addition, each share of Series G Preferred and Series H Preferred pays cumulative dividends at a rate equal to the excess, if any, of 5.75% and 12%, respectively, per annum on its liquidation preference over (ii) the amount of any regular cash dividends per share of Series G Preferred or Series H Preferred that have been paid during the applicable dividend period on the Common Stock. Such dividends are payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year to the record holders of Series G Preferred and Series H Preferred as of March 1, June 1, September 1 and December 1. The Issuer has the option of paying such dividends in cash or by adding the amount of the dividend to the liquidation preference of the Series G Preferred and/or Series H Preferred.

          The Warrants have an initial exercise price of $25.00 per share, subject to adjustment as described in the Form of Warrant, and are exercisable upon the earlier of (i) 180 days from their date of issuance (December 6, 2000) or (ii) the date on which a change of control (as defined in the Form of Warrant) occurs. The Warrants expire on the fifth anniversary of their date of issuance. The Form of Warrant is incorporated herein as Exhibit C by reference to Exhibit 4.7 to the Form 8-K/A, and any description thereof is qualified in its entirety by reference thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

          Item 5 is hereby amended and restated to read in its entirety as follows:

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CUSIP No. 975515 10 7                                         Page 5 of 8 Pages

          The following information is based on a total of 92,193,015 shares of Common Stock outstanding as of October 31, 2000, and gives effect to the conversion of all shares of Series G Preferred (based on its accreted value as of October 31, 2000) and Series H Preferred held by each entity and person named below.

          (a)

          WCAS VIII AND VIII ASSOCIATES
          -----------------------------

          WCAS VIII owns 8,144,382 shares of Common Stock, or approximately 8.1% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

          WCAS IP AND INFO PARTNERS
          -------------------------

          WCAS IP owns 23,188 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. INFO Partners, as the general partner of WCAS IP, may be deemed to beneficially own the securities owned by WCAS IP.

          MANAGING MEMBERS OF VIII ASSOCIATES AND
          GENERAL PARTNERS OF INFO PARTNERS
          ---------------------------------------

          (i) Patrick J. Welsh owns 64,132 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ii)Russell L. Carson owns 74,409 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns 64,132 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (iv) Thomas E. McInerney owns 74,409 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (v) Robert A. Minicucci owns 24,032 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vi) Anthony J. deNicola owns 6,018 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vii) Paul B. Queally owns 4,299 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (viii) Lawrence B. Sorrel owns 8,597 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ix) Rudolph E. Rupert owns 4,299 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

CUSIP No. 975515 10 7                                         Page 6 of 8 Pages

          (x) Jonathan M. Rather owns 1,016 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The managing members of VIII Associates and general partners of INFO Partners may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS VIII and WCAS IP respectively. Each of the managing members of VIII Associates and general partners of INFO Partners disclaims beneficial ownership of all securities other than those he or she owns directly or by virtue of his or her indirect pro rata interest, as a managing member and/or general partner of VIII Associates and/or INFO Partners, as the case may be, in the securities owned by WCAS VIII and/or WCAS IP.

          (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the securities of the Issuer in the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VIII or WCAS IP.

          (e) Not Applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES
          OF THE ISSUER.
          ------------------------------------------

          Item 6 is hereby amended by adding the following thereto:

          In accordance with the terms of the Certificate of Designations, the Issuer has the option of converting all of the shares of Series H Preferred into Common Stock if on or after the fourth anniversary of the date of issuance of the Series H Preferred the volume-weighted average trading price of the Common Stock for the twenty consecutive trading days prior to such date is at least equal to 155% of the conversion price of the Series G Preferred on such date. As of the date of this statement the conversion price of the Series G Preferred is $45.00 per share, adjusted from $67.50 as reported in the Schedule 13D to reflect the 3 for 2 split of the Common Stock that was effective March 3, 2000.

          Concurrently with the closing of the transactions contemplated by the Series H Purchase Agreement, the Shareholders (as defined in the Schedule 13D) entered into an Amended and Restated Shareholders Agreement with the Issuer (the "Amended Shareholders Agreement"), amending and restating the Shareholders Agreement entered into in connection with their respective purchases of Series G Preferred. Pursuant to the Amended Shareholders Agreement each Shareholder has agreed that until the earlier of February 1, 2010 or the date on which such Shareholder owns less than twenty percent of its initial holdings of Series G Preferred and Series H Preferred on an as-converted basis, such Shareholder will not purchase any additional voting securities of the Issuer without the Issuer's prior written consent. Each Shareholder has also agreed, subject to certain exceptions, not to transfer any of its shares of Series G Preferred or Series H Preferred, Warrants or underlying Common Stock without the consent of the Issuer to a holder or group of holders if as a result thereof such holder or group of holders would beneficially own more than five percent of the outstanding Common Stock on a fully-diluted basis.

          Also pursuant to the Amended Shareholders Agreement, and as further described therein, the Issuer has agreed to grant to the Shareholders certain demand and piggyback registration rights with respect to the shares of Common Stock issuable upon conversion of Series G Preferred and Series H Preferred and exercise of Warrants. The Form of Amended Shareholders Agreement is incorporated herein as Exhibit D by reference to Exhibit 4.4 to the Form 8-K/A, and any description thereof is qualified in its entirety by reference thereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

          Exhibit A - Series H Purchase Agreement (Incorporated by Reference to
Exhibit 4.1 to the Form 8-K/A)



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CUSIP No. 975515 10 7                                         Page 7 of 8 Pages


          Exhibit B - Form of Series H Certificate of Designations (Incorporated by Reference to Exhibit 4.2 to the Form 8-K/A)

          Exhibit C - Form of Warrant (Incorporated by Reference to Exhibit 4.7 to the Form 8-K/A)

          Exhibit D - Form of Shareholders Agreement (Incorporated by Reference to Exhibit 4.4 to the Form 8-K/A)

CUSIP No. 641881107                                           Page 8 of 8 Pages

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2000


                                    WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                    By:  WCAS VIII Associates, LLC,
                                            General Partner


                                    By: /s/ Jonathan M. Rather
                                       --------------------------------------
                                            Managing Member


                                    WCAS INFORMATION PARTNERS, L.P.
                                    By:  WCAS INFO Partners, General Partner


                                    By: /s/ Jonathan M. Rather
                                       --------------------------------------
                                            Attorney-in-Fact


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